August 4, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Melissa Feider
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Filed in Edgar correspondence

Re:	Playlogic Entertainment, Inc.
SEC comment letter for:
- Form 10-KSB for the Fiscal Year Ended December 31, 2007
- Form 10-QSB for the Quarter Ended March 31, 2008
- Form 8-K filed on October 30, 2008
File No. 000-49649
Request for additional time to respond to SEC correspondence

Dear Ms. Feider:

We respectfully request additional time to respond to the correspondence sent to us.  We will be able to respond within 7 to 10 days from today.

Please call me at + 31 20 676 0304 if you have any questions.

Sincerely,

/s/  Willem M. Smit
Willem M. Smit
President and Chief Executive Officer